EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Three Months Ended
	2002	2003	2004	2005	2006	3/31/2007	3/31/2007
EARNINGS
Income Before Income Taxes	$292,176	$246,809	$207,929	$199,259	$286,422	$279,411	$69,601
Fixed Charges (as below)	59,847	58,771	61,742	63,665	74,155	73,560	18,076
Total Earnings	$352,023	$305,580	$269,671	$262,924	$360,577	$352,971	$87,677

FIXED CHARGES
Interest Expense	$53,869	$50,948	$54,246	$59,539	$66,100	$63,861	$15,281
Credit for Allowance for Borrowed Funds Used During Construction	2,478	5,123	4,996	1,526	5,955	7,599	2,270
Estimated Interest Element in Lease Rentals	3,500	2,700	2,500	2,600	2,100	2,100	525
Total Fixed Charges	$59,847	$58,771	$61,742	$63,665	$74,155	$73,560	$18,076

Ratio of Earnings to Fixed Charges	5.88	5.19	4.36	4.12	4.86	4.79	4.85